Exhibit 5.2

INTERNAL REVENUE SERVICE   DEPARTMENT OF THE TREASURY
P. O. BOX 2508
CINCINNATI, OH   45201

Date: MAR 2 4 2014   Employer Identification Number:
                                      75-0571592
                                     DLN:
                                      17007039104033
SOUTHERN UNION COMPANY   Person to Contact:
800 E SONTERRA BLVD STE 400   EMEIL LABIB   ID# 95127
SAN ANTONIO, TX   78258   Contact Telephone Number:
                                      (626) 312-5518
                                     Plan Name:
                                      SOUTHERN UNION COMPANY LDC SAVINGS
                                      PLAN
                                     Plan Number: 003

Dear Applicant:

     We have made a favorable determination on the plan identified above based
on the information you have supplied. Please keep this letter, the application
forms submitted to request this letter and all correspondence with the Internal
Revenue Service regarding your application for a determination letter in your
permanent records. You must retain this information to preserve your reliance
on this letter.

     Continued qualification of the plan under its present form will depend
on its effect in operation. See section 1.401-1(b)(3) of the Income Tax
Regulations. We will review the status of the plan in operation periodically.

     The enclosed Publication 794 explains the significance and the scope of
this favorable determination letter based on the determination requests
selected on your application forms. Publication 794 describes the information
that must be retained to have reliance on this favorable determination letter.
The publication also provides examples of the effect of a plan's operation on
its qualified status and discusses the reporting requirements for qualified
plans. Please read Publication 794.

     This letter relates only to the status of your plan under the Internal
Revenue Code. It is not a determination regarding the effect of other federal
or local statutes.

     This determination letter gives no reliance for any qualification change
that becomes effective, any guidance published, or any statutes enacted, after
the issuance of the Cumulative List (unless the item has been identified in the
Cumulative List) for the cycle under which this application was submitted.

     This determination letter is applicable for the plan adopted on
12-17-12.

     This determination is subject to your adoption of the proposed amendments
submitted in your letter dated 03-17-14. The proposed amendments
should be adopted on or before the date prescribed by the regulations under
Code section 401(b).

                                                   Letter 2002

SOUTHERN UNION COMPANY

This letter may not be relied on after the end of the plan's first five-year remedial amendment cycle that ends more than 12 months after the application was received. This letter expires on January 31, 2018. This letter considered the 2011 Cumulative List of Changes in Plan Qualification Requirements.

This is not a determination with respect to any language in the plan or any amendment to the plan that reflects Section 3 of the Defense of Marriage Act, Pub. L. 104-199, 110 Stat. 2419 (DOMA) or U.S. v. Windsor, 133 S. Ct. 2675 (2013), which invalidated that section.

We have sent a copy of this letter to your representative as indicated in the Form 2848 Power of Attorney or appointee as indicated by the Form 8821 Tax Information Authorization.

If you have questions concerning this matter, please contact the person whose name and telephone number are shown above.

Sincerely,



Andrew E. Zuckerman
Director, EP Rulings & Agreements

Enclosures:
Publication 794